UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*


                             NEW YORK BANCORP INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                   649389103
                                (CUSIP Number)

                                 Luca Fossati

                            Findim Investments S.A.
                              Gradinata Forghee 2
                             Massagno, Switzerland
                               011-41-91-568916

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 8, 1997

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (  ).

 CUSIP No. 649389103

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Findim Investments S.A.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a) ( )
                                   (b) (X)

  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                   ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7  SOLE VOTING POWER:

     1,062,588 shares of Common Stock

  8  SHARED VOTING POWER:  0

  9  SOLE DISPOSITIVE POWER:

     1,062,588 shares of Common Stock

 10  SHARED DISPOSITIVE POWER:  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,062,588 shares of Common Stock

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

          (X)

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%

 14  TYPE OF REPORTING PERSON*

     CO


          This Amendment No. 14 ("Amendment No. 14") is filed on behalf of Findim Investments S.A., a Swiss corporation ("Findim Investments"). This Amendment No. 14 amends the Schedule 13D dated September 8, 1988 (the

"Schedule 13D") as amended by Amendments No. 1 - 13 thereto with respect to the Common Stock, $.01 per share (the "Shares"), of New York Bancorp Inc., a Delaware corporation (the "Company").

          Findim Investments is a wholly-owned subsidiary of Findim S.p.A., an Italian corporation ("Findim"). Findim is a wholly-owned subsidiary of Dafofin Holding S.A., a Luxembourg corporation ("Dafofin"), which is controlled by the members of the Fossati-family.

          The purpose of this Amendment No. 14 is to amend the first three sentences of Item 5(a), to amend Item 5(b) in its entirety and to amend Item 5(c) to add thereto the information set forth below. All statements herein relating to acts of intentions and interest in Shares of the Company by persons other than Findim Investments or Dafofin or Findim are and shall be understood to be to the undersigned's best knowledge.

Item 5.  Interest in Securities of the Issuer.

          The first three sentences of Item 5(a) are hereby amended in their entirety to read as follows:

          (a) Findim Investments is the beneficial owner of 1,062,588 Shares of the Company or 4.9% of the outstanding Shares of the Company (based on a total of 21,616,880 Shares outstanding as reported in the Company's second quarter report, dated June 30, 1997). Mr. Biase is the beneficial owner of 5,965 Shares of the Company and Miss Miriam Camerini beneficially owns 31,230 Shares of the Company or less than 0.2% of the outstanding Shares of the Company in each case (based on a total of 21,616,880 Shares outstanding as reported in the Company's first quarter report, dated June 30, 1997). None of Findim, Dafofin nor, to the best knowledge of Findim Investments and except as set forth above, either of Mr. Biase or Miss Camerini are the beneficial owner of any Shares of the Company except (where applicable) by virtue of their ownership interest in and/or control of Findim Investments.

          Item 5(b) is hereby amended in its entirety to read as follows:

          (b) Findim Investment has the sole power to vote or to direct the vote as to 1,062,588 Shares of the Company and has the sole power to dispose or to direct the disposition of all such Shares. Mr. Biase has the sole power to vote or to direct the vote as to 5,965 Shares of the Company and has the sole power to dispose or to direct the disposition of all such Shares. Miss Camerini has the sole power to vote or to direct the vote as to 31,230 Shares of the Company and has the sole power to dispose or to direct the disposition of all such shares. None of Findim or Dafofin nor, to the best knowledge of Findim Investments and except as set forth above, either of Mr. Biase or Miss Camerini, have the sole or shares power to vote or to direct the vote or to dispose of or to direct the disposition of any Shares of the Company, except (where applicable) by virtue of their ownership interest in and/or control of Findim Investments.

          Item 5(c) is hereby amended in its entirety to read as follows:

          (c) During the past 60 days, none of Findim Investments, Findim or Dafofin have nor, to the best knowledge of Findim Investments, either of Mr. Biase or Miss Camerini, has effected any transactions in the Shares of the Bank, except for the following sales.


                                     Amount          Price Per
  Date                               Shares          Share              Description                   Seller/Purchaser

  September 12, 1997                     10,000            30.32        Market Sale                   Findim Investments

  September 12, 1997                     16,600            30.32        Market Sale                   Findim Investments

  September 15, 1997                     15,000            30.32        Market Sale                   Findim Investments
  September 15, 1997                     1,000             30.32        Market Sale                   Findim Investments

  September 16, 1997                     10,000            30.30        Market Sale                   Findim Investments

  September 17, 1997                     10,000            30.33        Market Sale                   Findim Investments
  September 17, 1997                     25,500            30.16        Market Purchase               Findim Investments

  September 18, 1997                     10,000            30.04        Market Purchase               Findim Investments

  September 26, 1997                     1,400             30.04        Market Purchase               Findim Investments

  September 29, 1997                     5,000             30.04        Market Purchase               Findim Investments
  September 29, 1997                     5,000             30.04        Market Purchase               Findim Investments

  October 6, 1997                        46,900            32.65        Market Sale                   Findim Investments

  October 7, 1997                        33,200            33.27        Market Sale                   Findim Investments
  October 8, 1997                       128,000            35.46        Market Sale                   Findim Investments

  October 8, 1997                        50,000            34.96        Market Sale                   Findim Investments

  October 8, 1997                        50,000            34.98        Market Sale                   Findim Investments
  October 8, 1997                        50,000            34.99        Market Sale                   Findim Investments

  October 8, 1997                        45,000            34.96        Market Sale                   Findim Investments

  October 8, 1997                        39,266            34.96        Market Sale                   Findim Investments
  October 8, 1997                        50,000            34.95        Market Sale                   Findim Investments

  October 8, 1997                        13,000            34.96        Market Sale                   Findim Investments

  October 8, 1997                        47,400            34.96        Market Sale                   Findim Investments
  October 10, 1997                       50,000            34.96        Market Sale                   Findim Investments

  October 10, 1997                       10,000            35.02        Market Sale                   Findim Investments

  October 10, 1997                       50,000            35.08        Market Sale                   Findim Investments
  October 10, 1997                       5,000             35.07        Market Sale                   Findim Investments

  October 13, 1997                       50,000            35.00        Market Sale                   Findim Investments

  October 13, 1997                       50,000            35.03        Market Sale                   Findim Investments
  October 13, 1997                       50,000            34.96        Market Sale                   Findim Investments

  October 13, 1997                      15,000             34.97        Market Sale                   Findim Investments



Signatures

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FINDIM INVESTMENTS S.A.


Dr. Luca Fossati

President and Secretary

Dated:  October 14, 1997